December 19, 2024

Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

Kraig Higginson
Chief Executive Officer
Aspire BioPharma, Inc.
194 Candelaro Drive, #233
Humacao, Puerto Rico 00791

       Re: PowerUp Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed December 10, 2024
           File No. 333-281991
Dear Surendra Ajjarapu and Kraig Higginson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus
Current Development Status of Instaprin, page 36

1. We note from your revised disclosure here and on page 215 in response to prior comment 5 that the proposed primary endpoint for Trial 2 of Instaprin would be time to TXB2 inhibition and that the secondary endpoints will be pharmacodynamic effect
 December 19, 2024
Page 2

       on serum thromboxane B2 (TXB2, a measure of platelet inhibition). Please clarify what indications you intend to pursue in your clinical trials, and in your NDA submissions for Instaprin, and which trial will be the basis for your NDA submission for prescription aspirin for the analgesics market.
Aspire Biopharma, Inc. Financial Statements
Note 7 - Instaprin Acquisition, page F-59

2. We note your response and revised disclosure to comment 6. Your revised disclosure on pages F-48 and F-59 continues to indicate that you assumed one liability in the transaction which is a contingent liability to the SEC. If true, please revise to clearly disclose that under the asset purchase agreement your contingent liability is to
       Instaprin Pharmaceuticals and that you have agreed to remit payments due under the agreement to the SEC on behalf of Instaprin.
3. We note your response to comment 7. Please note that we will defer our evaluation of your accounting for the Instaprin acquisition until you have provided the requested information.
       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Hallie Heath, Esq.
      Arthur Marcus, Esq.